HERSHA HOSPITALITY TRUST
148 Sheraton Drive New Cumberland, PA 17070 Phone: (717) 770-2405 Fax: (717) 774-7383

June 28, 2006

Mr. Steven Jacobs
United States Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9210

Re:	Hersha Hospitality Trust
Form 10-K for the year ended December 31, 2005
Filed March 22, 2006
File No. 1-14765

Dear Mr. Jacobs:

We are writing in response to your letter dated June 7, 2006, containing a comment of the Staff of the Securities and Exchange Commission (“SEC”) relating to our initial response letter dated May 19, 2006. Our initial response letter was submitted in response to your letter dated May 5, 2006, containing comments of the Staff of the SEC relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by Hersha Hospitality Trust (“Hersha” or the “Company”). The Staff’s comments and the Company’s responses are set forth below.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 41

1.
Related to prior comment 3, we do not understand your response that you “do not calculate funds from operations applicable to common shares,” when it appears that you begin your reconciliation with “net loss applicable to common shares.” Please explain this to us further or revise your calculation to deduct the minority unitholders’ share of depreciation and amortization.

Response.

The Company begins its FFO reconciliation with “net income applicable to common shares” which we believe is the appropriate starting point for presenting FFO for all common shares and common share equivalents. The Company believes that showing the add back of income (loss) applicable to minority interest is important disclosure for the investor. The alternative -- adjusting for the minority interest portion of each adjustment to FFO -- would be confusing to the investor. It also believes that many investors view FFO for umbrella partnership REITs (“UPREITs”) in context with the number of weighted average number of common shares and units outstanding. Accordingly, the Company believes it would be misleading to show FFO applicable to common shares and believes the complete FFO number is more meaningful to investors. The Company further believes that this is an important reason why many of its peer REITs calculate and disclose FFO in the same manner. We identified at least five peer hospitality REITs who calculate FFO in this manner. Further, the October 1, 2003 NAREIT Financial Standards Update specifies that “FFO defined in the [White] Paper represents FFO applicable to all equity shares - not just FFO attributable to common shareholders.”

Mr. Steven Jacobs
United States Securities and Exchange Commission
June 28, 2006

In connection with its review of the Staff’s comment and resulting review of the FFO presentations of several peer REITs and NAREIT pronouncements on FFO, the Company has determined to revise its presentation of FFO for future periods, beginning with the Form 10-Q for the quarter ending June 30, 2006 (the next required periodic report). The Company’s proposed revised FFO disclosure is as follows:

The National Association of Real Estate Investment Trusts (“NAREIT”) developed Funds from Operations (“FFO”) as a non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our interpretation of the NAREIT definition is that minority interest in net income (loss) should be added back to (deducted from) net income (loss) as part of reconciling net income (loss) to FFO. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do.

The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on property sales and minority interest. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from our property operations. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of Hersha’s performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO to be a meaningful, additional measure of operating performance because it excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods.

Mr. Steven Jacobs
United States Securities and Exchange Commission
June 28, 2006

(in thousands, except per share data)

[Period]
Net income applicable to common shares [1]	$	x,xxx
Income (loss) allocated to minority interest		x,xxx
Depreciation and amortization		x,xxx
Gain (loss) on sale of assets		x,xxx
Loss (income) from unconsolidated joint ventures		x,xxx
Funds from consolidated hotel operations	$	xx,xxx

Income (loss) from unconsolidated joint ventures		x,xxx
Depreciation and amortization of purchase in excess of historical cost		x,xxx
Depreciation and amortization of unconsolidated joint ventures		x,xxx
Funds from unconsolidated joint venture operations	$	x,xxx
Funds from operations	$	xx,xxx

Weighted average shares and units:
Basic		xx,xxx,xxx
Diluted		xx,xxx,xxx

[1]	We will insert footnotes describing each adjustment, if we deem that such a description would be helpful for a reader to better understand the adjustment taken in the FFO reconciliation.

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Please direct any further questions or comments you may have regarding this filing to Ashish R. Parikh, Chief Financial Officer, at (215) 238-0157(facsimile).

Very truly yours,

/s/ Michael R. Gillespie

Michael R. Gillespie
Chief Accounting Officer

cc:	Mr. Jay H. Shah
Mr. Ashish R. Parikh
Mr. James S. Seevers, Jr., Esq. (Hunton & Williams LLP)